UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54670/October 30, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12451

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In the Matter of	:	
	:	ORDER MAKING FINDNGS
NEW YORKER MARKETING CORP.,	:	AND REVOKING REGISTRATIONS
PRETORY USA, INC. (n/k/a SUNRISE	:	BY DEFAULT AGAINST NEW YORKER
PETROLEUM RESOURCES, INC.), and	:	MARKETING CORP. AND U.S. DIGITAL
U.S. DIGITAL COMMUNICATIONS, INC.	:	COMMUNICATIONS, INC.

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 5, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided sufficient evidence that all Respondents were served with the OIP no later than October 7, 2006. To date, no Respondent has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220.

Today, a prehearing conference was held to discuss the Division's recent motions for default and leave to file motions for summary disposition. Only the Division appeared at the conference. The Division represented that Respondent Pretory USA, Inc. (n/k/a Sunrise Petroleum Resources, Inc.), is settling the proceeding against it and that default orders remain appropriate against Respondents New Yorker Marketing Corp. (New Yorker Marketing) and U.S. Digital Communications, Inc. (U.S. Digital), as further evidenced by their failure to appear at the scheduled conference.

For failing to file Answers within the time permitted, appear at a prehearing conference, or otherwise defend the proceeding, Respondents New Yorker Marketing and U.S. Digital are in default pursuant to Rules 155(a), 220(f), 221(f) of the Commission's Rules of Practice. Accordingly, the following allegations in the OIP are deemed to be true against them.

New Yorker Marketing (CIK No. 934008) is an inactive Delaware corporation located in the Bronx, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). New Yorker Marketing is delinquent in its periodic filings with the Commission, having not filed a periodic report since a Form 10-QSB was filed for the period ended September 30, 1999, which reported a net loss of $2,294,987 for the prior nine months.

U.S. Digital (CIK No. 1020292) is a revoked Nevada corporation located in Chevy Chase, Maryland, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). U.S. Digital is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since a Form 10-QSB was filed for the period ended September 30, 1999, which reported a net loss of $9,546,372 for the prior nine months. U.S. Digital filed an 8-K report on June 14, 2000, indicating that operations had ceased and that it no longer had any employees, officers or directors. As of September 25, 2006, the company's stock (symbol: USDI) was traded on the over-the-counter markets.

Each of these Respondents is delinquent in its periodic filings with the Commission. Each has repeatedly failed to meet its obligations to file timely periodic reports, and failed, in whole or in part, to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with the company's periodic filing obligations or, through the company's failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of New Yorker Marketing and U.S. Digital.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of New Yorker Marketing Corp. and U.S. Digital Communications, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge